SYNTHETIC BLOOD INTERNATIONAL, INC.

                      STOCK OPTION AGREEMENT


     THIS STOCK OPTION AGREEMENT is made this 26th day of May 2000, by and between Synthetic Blood International, Inc., a corporation formed under the laws of the State of New Jersey (the "Company"), and Joan Mahan, a citizen and resident of the State of Ohio (the "Optionee").


                           WITNESSETH:

     WHEREAS, the Optionee is a valued employee of the Company, and

     WHEREAS, the Company considers it desirable and in its best interest, that the Optionee be provided an inducement to acquire an ownership interest in the Company and an additional incentive to advance the interest of the Company through grant of an option to purchase shares of the $0.01 par value common stock of the Company.

     NOW THEREFORE, in consideration of the premises contained herein, it is agreed as follows:

     (1)  Grant of Option.    Subject to the terms and conditions
contained herein, the
Company hereby grants the Optionee the right, privilege and option (the"Option") to purchase One Hundred Thousand (100,000) shares of the $0.01 par value common stock of the Company at a price of Ten cents ($0.10) per share.

     (2)  Term of Option.     The term of the Option shall be for
a period of one year
 (the "Term") from the date of this Agreement and, subject to the terms and provisions hereof, and within the Term. The Option shall be fully vested and may be exercised in whole or in part with respect to all or any portion of the shares to which it related.

     (3) Method of Exercise. The Option shall be exercised by the transmittal of written notice thereof to the Company at its principal place of business. The notice shall include the Optionee's designation of the number of shares to be purchased and Optionee's check in payment of the purchase price. Upon receipt of such notice and negotiation of said check, the Company shall deliver to the Optionee a certificate representing the share purchased, provided that if any law or regulation requires the Company to take any action with respect to the shares specified in such notice before the issuance thereof, the date of delivery of the shares shall be extended for the necessary period.

     (4)  Termination if Option.   Except as otherwise provided
herein, the Option
 shall terminate upon the expiration of one year from the date of this Agreement.

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     (5)  Right Prior to Exercise of Option. The Optionee shall have no rights as a
 stockholder with respect to the shares of stock subject to the Option until the exercise of his rights hereunder and the issuance and delivery to Optionee of a certificate or certificates evidencing such shares.

     (6)  Applicable Laws.    The validity, construction,
interpretation and enforceability
 of this Agreement and the capacity of the parties shall be determined and governed by the laws of the State of California.

     (7) Severability. The provisions of this Agreement are severable and if any one or more of the provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions, and any partially unenforceable provision to the extent enforceable in any jurisdiction, shall nevertheless be binding and enforceable.

     (8)  Binding Effect.     The provisions of this Agreement
shall be binding upon the
 parties hereto, their successors and assigns, including, without limitation, the estate of the Optionee and the executors, administrators or trustees of such estate and any receiver, trustee in bankruptcy or representative of the creditors of the Optionee.

          THIS STOCK OPTION AGREEMENT is hereby confirmed and executed as of this 26th day of May 2000.

ATTEST:                      SYNTHETIC BLOOD INTERNATIONAL, INC.


_____________________________
By:____________________________________
     Secretary                President


     Corporate Seal           OPTIONEE:



_______________________________________
                              Joan Mahan


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